SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                    Maxus Real Property Investors-Four, L.P.
                       (Name of Subject Company (Issuer))

          Maxus Real Property Investors-Four, L.P. (Offeror and Issuer)
                            (Names of Filing Persons)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                          -----------------------------

                    Maxus Real Property Investors-Four, L.P.
                           Attn: Christine A. Robinson
                                 104 Armour Road
                        North Kansas City, Missouri 64116
                                 (816) 303-4500
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Scott M. Herpich, Esq.
                               Lathrop & Gage L.C.
                        2345 Grand Boulevard, Suite 2400
                        Kansas City, Missouri 64108-2684
                                 (816) 460-5806

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

   The name of the subject company is Maxus Real Property Investors-Four, L.P. (the "Partnership"). The principle executive offices of the Partnership are located at 104 Armour Road, North Kansas City, Missouri 64116; the telephone number for the Partnership at its principal executive offices is 816-303-4500. The general partner of the Partnership is Maxus Capital Corporation (the "General Partner").

   The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Partnership's units of limited partnership interests (the "Units"). As of June 5, 2001, there were a total of 12,173 outstanding Units.

Item 2. Identity and Background of Filing Person.

   The filing person is the subject company. The principal executive offices and telephone number of the Partnership are set forth in response to Item 1 of this Statement.

   This Statement relates to the tender offer by O. Bruce Mills, an individual (the "Purchaser"), disclosed in a Tender Offer Statement on a Schedule TO dated July 10, 2001, to purchase all of the outstanding Units for cash at a price equal to $400 per Unit, reduced by any backup withholdings, tendered on or before 12:00 Midnight, Central Daylight Time, on Tuesday, August 7, 2001, and upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2001 (the "Offer to Purchase").

   Based on the information in the Schedule TO, the address of the Purchaser is 15480 Elk Ridge Lane, Suite 200, Chesterfield, Missouri 63017; telephone number 212-687-0518.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   There is no material agreement, arrangement or understanding, or any actual or potential conflict of interest between: (i) the Partnership and the General Partner; (ii) the Partnership and the Purchaser or (iii) the General Partner and Purchaser except as described below.

   Effective November 10, 1999, Maxus Properties, Inc. ("Maxus"), an affiliate of the managing General Partner, became the management company for the Partnership's properties. Pursuant to a management contract with the Partnership, Maxus is entitled to receive monthly compensation of five percent (5.0%) of the monthly gross receipts from the operation of Woodhollow Apartments, the Partnership's sole remaining property, for property management

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and leasing services,  plus  reimbursement for administrative  expenses.  During fiscal 2000, the Partnership paid property management fees of $143,000 to Maxus.

   The General Partner is entitled to receive Partnership management fees as provided in the Partnership Agreement. Management fees of $40,000 were paid to the General Partner of the Partnership for the year ended November 30, 2000.

   There is an inherent conflict of interest between the General Partner and the Purchaser because the Purchaser stated in the Offer to Purchase that if he acquires a majority of the Units the Purchaser will remove the General Partner as general partner of the Partnership.

Item 4.  The Solicitation or Recommendation

   (a) Solicitation or Recommendation. The Partnership is advising Unit holders to reject the tender offer for the following reasons:

   (b) Reasons.

       o Section 7.1A of the Partnership's Amended and Restated Agreement and Certificate of Limited Partnership dated April 7, 1982, as amended December 21, 1999 (the "Partnership Agreement") provides that,

                "Each  Limited  Partner  agrees that he will not sell or
             exchange any of his interests in the Partnership if the interest sought to be sold were exchanged, when added to the total of all other General Partner and Limited Partner interest sold or exchanged within the period of twelve (12) consecutive months prior thereto, would, in the opinion of counsel for the Partnership, resolve in the Partnership being considered to have terminated within the meaning of
             Section 708 of the [Internal Revenue Code of 1986, as amended]"

         Section 7.1D further provides that,

                "Any sale,  exchange,  assignment  or other  transfer in
             contravention of any of the provisions of this Section 7.1 shall be void and ineffectual and shall not bind or be recognized by the Partnership."

         Based on advice we have received from the Partnership's legal counsel, we believe that it is very likely that the acquisition of a majority of the Units by the Purchaser, when aggregated with other sales within the past twelve (12) months, would result in the

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         Partnership  being  considered to have been terminated with the meaning of Section 708 of the Internal Revenue Code of 1986, as amended. As a result, pursuant to the Partnership Agreement, any such assignment will be void and ineffectual and will not bind or be recognized by the Partnership.

       o Under Section 21(a)(2)(A) of the MultiFamily Deed of Trust, Assignment of Rents and Security Agreement dated November 20, 2000, by the Partnership for the benefit of Northland/Marquette Capital Group, Inc. (the "Deed of Trust"), the Partnership's $9,900,000 loan could be accelerated and become immediately due if there is a transfer of any general partnership interest, which is an event of default. According to the Offer to Purchase, if the Purchaser is successful in obtaining a majority of the Units, the Purchaser will remove the General Partner. Under the Partnership Agreement, in order to remove the General Partner, the general partner interest must be purchased and transferred to the new general partner. In this case, the transfer of the general partnership interest could cause the Partnership's loan to be accelerated and become immediately due and payable. If the loan is accelerated, Section 5 of the Deed of Trust further provides that the Partnership would have to pay a prepayment premium.

         In addition, the lender could take the position that the mere acquisition of a majority of the Units might be a change of control that would arguably cause an event of default under the Deed of Trust and could again cause an acceleration of the loan. The Partnership does not want to take this risk.

         If an event of default occurs, the default rate of interest would be 11.45% as compared to the current rate of 7.45%

       o As the Partnership indicated in its tender offer, the Partnership believed that the liquidation value of the Partnership was approximately $530 per Unit prior to the closing of the Partnership's tender offer, based on a third-party appraisal of the Partnership's sole property and the Partnership's cash reserves. After taking into account the Units redeemed by the Partnership's tender offer and the $10 per Unit cash distribution, the Partnership now believes the liquidation value is approximately $567 per Unit. The Partnership highlighted this fact numerous times in its tender offer statement, including its cover letter to the limited partners. The Purchaser mentions that the Partnership's belief that the liquidation value is well in excess of the offer price one time. The Partnership believes that Limited Partners should take this into consideration. The Partnership commenced its tender offer for those Limited Partners who wanted immediate

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         liquidity. If  Limited  Partners  do   not  want  immediate  liquidity,
         the Partnership believes Limited Partners should reject the Purchaser's offer, based on the third party appraisal.

   (c) Intent to Tender. Neither the Partnership nor the General Partner or, to the knowledge of the Partnership, any affiliate of the Partnership or the General Partner intends to tender to the Purchaser any Units that are held of record or beneficially by such person.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

   Neither the Partnership nor the General Partner nor any person acting on their behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to the limited partners on their behalf concerning the Offer to Purchase.

Item 6. Interest in Securities of the Subject Company. (transactions in last 60 days)

   The Partnership redeemed 1,356 Units on June 5, 2001, with respect to the offer to purchase dated April 20 , 2001, as amended July 12, 2001 (the "Partnership Offer") by the Partnership to purchase up to 2,025 Units at $300 per Unit. Further information of the Partnership Offer is incorporated herein by reference. An affiliate of the Partnership, Bond Purchase, L.L.C., purchased five (5) Units on June 14, 2001 for $200 per Unit in a private sale. David L. Johnson, an officer and director of the General Partner owns 86% of the equity interests of Bond Purchase, L.L.C. No other transactions in the Units by the Partnership or any affiliates have occurred in the last sixty (60) days.

Item 7. Purpose of the Transaction and Plans or Proposals.

   (a) The Partnership has not undertaken or engaged in any negotiations in response to the Offer to Purchase which relates to: (i) a tender offer or other acquisition of the Units by the Partnership, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; or (iii) a purchase, sale or transfer of a material amount of assets by the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership, except that the Partnership intends to begin quarterly cash distributions in the amount of $10 per Unit to the extent the Partnership has excess cash, after reasonable reserves.

   (b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or

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would result in one or  more  of the  events  referred  to in  Item  7(a).

Item 8. Additional Information.

   None.

Item 9. Exhibits.

   (a)(1) Letter to the Limited Partners

                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 13, 2001              MAXUS REAL PROPERTY
                                    INVESTORS-FOUR, L.P.,
                                    a Missouri limited partnership

                                    By: Maxus Capital Corp.,
                                        General Partner

                                        By:/s/ David L. Johnson
                                        Name:  David L. Johnson
                                        Title: Chairman and
                                               Executive Vice President


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